                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 3)

                               INTERLOGIX, INC.
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                 458763 10 09
                                (CUSIP Number)

                            BERWIND GROUP PARTNERS
                               1 Belmont Avenue
                                   Suite 401
                             Bala Cynwyd, PA 19004
                             Attention:  President
                                (610) 771-0660

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               With a Copies to:

                            DECHERT PRICE & RHOADS
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                            Philadelphia, PA 19103
                        Attention:  Herbert F. Goodrich
                                (215) 994-4000

                                      and

                              BERWIND CORPORATION
                            3000 Centre Square West
                              1500 Market Street
                            Philadelphia, PA 19102
                         Attention:  Pamela I. Lehrer,
                      Vice President and General Counsel
                                (215) 575-2319

                                 June 6, 2000
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

          Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                 SCHEDULE 13D

===============================================================================
CUSIP NO. 458763 10 09                                        Page 1 of 5 Pages
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      BERWIND GROUP PARTNERS
      I.R.S. ID NO. 23-2586128
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2         (a) [_]
           (b) [_]
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      SEC USE ONLY
 3
 ------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    BK, WC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Pennsylvania

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                          SOLE VOTING POWER
                     7    15,756,796
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    15,756,796
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    15,756,796


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    81%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

          This Amendment No. 3 amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on October 8, 1999 by SLC Technologies, Inc. ("SLC") and Berwind Group Partners ("Berwind"), as amended by Amendment No. 1, filed May 10, 2000 by Berwind, and Amendment No. 2, filed May 16, 2000 by SLC (the "Schedule 13D"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of funds that was used in connection with the Merger described in Item 4 was borrowings from a syndicate of banks. SLC received a financing commitment for $325,000,000 in connection with the Merger from The Bank of Nova Scotia, PNC Bank, National Association and PNC Capital Markets, Inc., which commitment was subject to customary conditions. A copy of this commitment letter is included as Exhibit 10 to this Statement and is incorporated by reference herein.

          The source of funds that was used in connection with the MLGA Purchase described in Item 4 was working capital of Berwind. The aggregate purchase price was $12,748,893."

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"ITEM 4.  PURPOSE OF TRANSACTION.

          On May 2, 2000, pursuant to the Agreement and Plan of Merger and Reorganization dated as of September 28, 1999, as amended (the "Merger Agreement"), SLC merged with and into the Company, with the Company as the surviving corporation (the "Merger"). In the Merger, SLC's outstanding common stock was converted into 15,170,640 shares of Company Common Stock. The Company's stockholders had the right to elect to receive $36.50 in cash at the effective time of the Merger for each share of Company Common Stock owned, subject to the limitation that no more than 50 percent of the total number of shares of Company Common Stock outstanding immediately prior to the effective time of the Merger would be exchanged for cash. The Company's stockholders elected to exchange more than 50 percent of the outstanding shares of Company Common Stock for cash, and the shares to be exchanged will therefore be reduced on a pro rata basis so that 50 percent of the outstanding shares of Company Common Stock immediately prior to the effective time of the Merger are exchanged for cash. Based on the Company's Press Release dated May 5, 2000, 4,268,296 shares of Company Common Stock were exchanged for an aggregate amount of $155,792,804. As a result of the transaction, Berwind had a 78 percent ownership stake after giving effect to the cash election.

          On June 6, 2000, Berwind purchased 586,156 shares of Company Common Stock at a price of $21.75 per share from MLGA Fund II, L.P. ("MLGA") in a privately negotiated transaction (the "MLGA Purchase"). By virtue of the MLGA Purchase, Berwind acquired all of the Company Common Stock owned by MLGA. As a result of the Merger and the MLGA Purchase, and after giving effect to the cash election, Berwind has a 81 percent ownership stake in the Company.

          The Merger will be treated as a purchase by SLC for accounting purposes. The Merger is intended to constitute a tax-free reorganization under the Internal Revenue Code of 1986, as amended, except for shares exchanged for cash.

          Pursuant to the terms of the Merger, as of the effective time of the Merger, the total number of persons serving on the Board of Directors of the Company is nine (unless otherwise agreed in writing by the parties hereto prior to the effective time of the Merger), two of whom are Thomas L. Auth and Perry
J. Lewis and seven of whom have been selected by and at the absolute discretion of the Board of Directors of SLC. Thereafter, membership on the Board of Directors of the Company shall be determined in accordance with a voting agreement by and among Berwind, Thomas L. Auth and MLGA, dated as of May 2, 2000 (the "Voting Agreement"), the form of which was included as Exhibit 9 to the
Schedule 13D and incorporated by reference herein. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the form of the Voting Agreement. Pursuant to the Voting Agreement, Berwind will agree, subject to the terms of the Voting Agreement, that until the second anniversary of the effective time of the Merger, it will vote all shares of Company Common Stock owned by it for the following individuals as directors of the Company: (a) Thomas L. Auth, who will serve as Chairman of the Board of Directors of the Company, and (b) Perry J. Lewis, but only for so long as he and certain controlled affiliates collectively own (beneficially and of record) at least 25% of the shares of Company Common Stock collectively owned by him and such controlled affiliates immediately prior to the effective time of the Merger. By virtue of the MLGA Purchase, Perry J. Lewis and his controlled affiliates no longer collectively own at least 25% of the Company Common Stock that they collectively owned immediately prior to the Merger. As a result, the Voting Agreement no longer requires Berwind to vote for Perry J. Lewis in elections for directors of the Company.

          Pursuant to the terms of the Merger, at the effective time of the Merger, the Certificate of Incorporation of the Company was amended (i) to change the name of the Company to "Interlogix, Inc.," (ii) to opt out of Section 203 of the Delaware General Corporation Law and (iii) to increase the number of authorized shares of Company Common Stock to 60,000,000.

          A copy of the Merger Agreement was included as Exhibit 2 to the
Schedule 13D and is incorporated by reference herein. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

          Although the Reporting Person has no specific plan or proposal to acquire or dispose of shares of Company Common Stock, the Reporting Person at any time and from time to time may acquire additional shares of Company Common Stock or dispose of any or all of its shares depending upon an ongoing evaluation of the investment in the Company, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. The Reporting Person has not made a determination regarding a maximum or minimum number of shares of Company Common Stock which it may hold at any point in time.

          Also, the Reporting Person may engage in communications with one or more stockholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

          Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto."

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, Berwind beneficially owns 15,756,796 shares of Company Common Stock acquired by it in connection with the Merger and the MLGA Purchase. The Merger occurred on May 2, 2000, and at the effective time of the Merger, the Voting Support Agreement terminated. The Berwind Trusts are general partners of Berwind, and the Berwind Trusts and their trustees may be deemed to have indirect beneficial ownership of any Company Common Stock owned by Berwind. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the foregoing persons is the beneficial owner of the Company Common Stock referred to in this Item for purposes of
Section 13(d) of the Exchange Act or any other purpose.

          Except as disclosed in this Statement, to the best of the Reporting Person's knowledge, none of the persons named in Item 2 hereof or on Schedule A hereto beneficially owns any shares of Company Common Stock, nor have any transactions in Company Common Stock been effected during the past 60 days by the Reporting Person or, to the best knowledge of the Reporting Person, by any of the persons named in Item 2 hereof or on Schedule A hereto. In addition, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement."

                                  SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 6, 2000          BERWIND GROUP PARTNERS



                              By: /s/ Bruce J. McKenney
                                 -------------------------------------------
                              Name: Bruce J. McKenney
                              Title:  Senior Vice President - Administration